Exhibit 99.1

Syneron Medical Moves Forward in Shift Toward Recurring Revenue Models in Response to New Market Environment

CEO Lou Scafuri Expands Scope of New Business Models and Strategic Initiatives

YOKNEAM, ISRAEL--(Marketwire - April 20, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced a series of strategic business initiatives aimed at enhancing its corporate restructuring program under its new CEO, Lou Scafuri. The new programs, which were introduced in the first quarter of 2009, aim at expanding the scope of the new business models introduced last year for Syneron's LipoLite™ and eMatrix™ to more platforms on the Syneron product line; designing new products, marketing programs and specific economic models for the core markets of dermatologists and plastic surgeons; and enhancing Syneron's presence in selective high growth international markets.

Commenting on these initiatives, CEO Lou Scafuri said, "The goal of the new business models is to shift Syneron's revenue from its historic capital goods base to a more diversified model with a lower upfront payment coupled with significant recurring revenue. Physicians will, thereby, be able to gain access to the full array of Syneron technology in facial applications and body shaping at more affordable costs and at price points that are easier to finance in the current economic environment. Simply put, it is our intent to enhance the value proposition of our products and services to our customers.

"We recognize that the initial financial impact of the shift in the revenue model will be reduced upfront sales and lower gross margins. However, given that our elos technology enables us to produce consumables with margins over 80%, we expect margins to recover as the sale of consumables begins to account for an increasing proportion of our revenues.

"We believe this shift in the business model is especially important at this time, in view of the current financial and credit market concerns of our customers. This model will help to reduce the perceived risk associated with a higher upfront investment and will mitigate issues of credit limitations. The lower entry costs will also benefit many of our global distribution channels which have also been impacted by the worldwide economic slowdown and credit tightening."

Scafuri continued: "We also feel it is necessary to balance our efforts with the non-core physicians that led to the significant growth of Syneron in past years with a new focus on the design and development of products and marketing programs targeted at the traditional core market of plastic surgeons and dermatologists. I believe we can more effectively capitalize on the scientific validation of our novel technologies and products to more deeply penetrate the core market."

Regarding international markets, Scafuri said, "In addition to introducing new business models, we will also enhance our marketing efforts in selective high growth international markets. We are pleased with the progress of our efforts in the Chinese market, one of the high growth areas, following the launch of our joint venture at the end of last year."

Q1 2009 Earnings Conference Call

More information on the new business models and their impact on Syneron's financial model will be discussed in Syneron's first quarter earnings conference call on May 14, 2009 at 8:30am ET. Syneron's earnings release for Q1 2009 will be available on Syneron's website at www.syneron.com prior to market opening that morning.

Investors and analysts may participate in the conference call on the following dial-in numbers:

U.S. (toll free): 877-795-3613
International: +1-719-325-4835

Investors and other interested parties can also access a live webcast of the conference call through the Investor Overview page on Syneron's website. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to our profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 24, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, LipoLite and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com